Mail Stop 3-8

				June 15, 2005

By Facsimile and U.S. Mail

James McDonald
Chief Financial Officer
Rocky Shoes and Boots, Inc.
39 East Canal Street
Nelsonville, OH 45764

		RE:	Rock Shoes and Boots, Inc.
			File No. 0-21026
			Form 10-K for the year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005

Dear Mr. McDonald:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated June 2, 2005. Our review resulted in the following accounting comment.

Form 10-K for the Year Ended December 31, 2004

1. We note your response to comment 4 of our letter dated May 13, 2005. Please provide to us your analysis with respect to the income statement classification regarding your co-operative advertising programs. Please be specific regarding each program you have with every customer. See paragraph 9, and the examples included within appendix A of EITF Issue 01-9.

2. We note your response to comment 14 of our letter dated May 13, 2005. It appears that you are reviewing performance based on branded footwear, branded accessories, and military sales. Also, you are reviewing performance separately for sourced and manufactured footwear. Furthermore, you are assessing performance of these business activities separately against the prior year performance, and budget. Provide to us your analysis with respect to operating
segments regarding these business activities.   The fact that you
review operating expenses in total should not preclude you from considering whether you have separate operating segments. Also, describe how your general ledger system is coded, for example, explain in detail if you maintain separate accounts to track operating expenses for the business activities mentioned above. See paragraph 10 of SFAS no. 131. We may have further comment.

	```````````````````````````````````````````````As
appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.
`
		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.

			Sincerely,



			Michael Moran, Esq.
			Branch Chief


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James McDonald
Rocky Shoes and Boots, Inc.
June 15, 2005
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